UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 4, 2017 (May 2, 2017)

  UNITED NEWS INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

45-5067623

(I.R.S. Employer Identification No.)

3123 NW Industrial Street

Portland, Oregon 97210

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (503) 954-1126

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 7. Departure of Certain Officers

On April 30, 2017, Murray G. Smith tendered his resignation from his position as Director and Chairman of the Audit Committee. At a meeting of the Board of Directors (the “Board”) on May 4, 2017, the Board accepted his resignation. In connection with its anticipated future NASDAQ listing, the Company is seeking a replacement director who qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Listing Rules and can serve as Chairman of the Audit Committee.

Item 9. Other Events

On April 27, 2017 the Company filed a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware changing the Company’s name from “NewsBeat Social, Inc.” to “United News International, Inc.” The Certificate was authenticated on May 2, 2017 and the Board declared the name change effective as of May 2, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 4, 2017.

UNITED NEWS INTERNATIONAL, INC.

By:	/s/ Stanley W. Fields
Name: Stanley W. Fields
Title: Chief Executive Officer and Chief Financial Officer